Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

March 7, 2024

Rolaine Bancroft
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC Amendment No. 1 to Registration Statement on Form SF-3 Filed February 2, 2024 File No. 333-276033

Dear Ms. Bancroft:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”). We have reviewed your letter dated February 16, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s amendment to the registration statement (File No. 333-276033) on Form SF-3 as filed on February 2, 2024 (the “Registration Statement”). We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in the Registration Statement.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Amendment No. 1 to Registration Statement on Form SF-3 filed February 2, 2024

General

1.	We note your response to prior comment 1 and reissue in part. Specifically, we note your statement that "[n]o affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering." Records indicate, however, that Barclays Commercial Mortgage Securities LLC, as depositor, has conducted numerous offerings of asset-backed securities involving commercial mortgage loans through affiliated issuing entities including, as examples only, recent registered offerings issued through the following issuing entities: BBCMS Mortgage Trust 2024-C24, BBCMS Mortgage Trust 2023-5C23,

Robert Kim Tel +1 212 504 6258 Fax +1 212 504 6666 robert.kim@cwt.com

Rolaine Bancroft, Esq.
March 7, 2024

and BBCMS Mortgage Trust 2023-C22. Accordingly, please provide us with the CIK for these and any other affiliate of the depositor, including issuing entities, that have offered a class of asset-backed securities involving the same asset class as this offering.

The names and CIKs for each of the issuing entities formed by the Registrant in connection with an offering of the same asset class made pursuant to a registration statement filed by the Registrant (the “Issuing Entities”) are listed in the table below.

To clarify its response in its previous letter dated February 2, 2024, the Registrant did not identify these Issuing Entities as “affiliates” of the Registrant because the Registrant does not view them as falling within the definition of “affiliates” under Rule 4051 as the Issuing Entities do not control, or not are controlled by, and are not under common with the Registrant. Although each of the Issuing Entities is a New York common law trust (a “Trust”) formed pursuant to a pooling and servicing agreement (“Pooling and Servicing Agreement”) entered into by the Registrant and other parties thereto in connection with a securitization transaction, once the Issuing Entity is formed and closing of the securitization transaction occurs, the servicing of the Trust assets is performed by servicers appointed pursuant to the Pooling and Servicing Agreement, and it is the requisite percentages of the holders of the pass-through trust certificates issued in connection with the securitization transaction (the “Certificates”), rather than the Registrant, that have the power to direct various actions of the Trust. Typically, neither the Registrant nor its affiliates hold more than 5% of the certificate balance of the Certificates (for purposes of complying with the credit risk retention rules), which ownership percentage is insufficient to bestow upon the Registrant control rights over the Trust2.

Notwithstanding the foregoing, Form SF-3 conditions shelf eligibility on the satisfaction of the Exchange Act reporting requirements by “the depositor or any issuing entity previously established, directly or indirectly, by the depositor [emphasis added] or any affiliate of the depositor”, regardless of affiliation status of the individual issuing entities, and the Registrant’s response in the previous letter with respect to “each relevant entity” being in compliance with Exchange Act reporting referred to the reporting status both of itself and each Issuing Entity formed by the depositor in connection with an offering made pursuant to a registration statement filed by the Registrant. Outside of the Issuing Entities, the Registrant confirms that no affiliate of the Registrant has offered a class of asset-backed securities involving the same class covered by the Registration Statement.

1 Under Rule 405, “an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

2 A registered broker-dealer affiliate of the Registrant may also temporarily hold additional Certificates from time to time in connection with secondary market-making activity.

Rolaine Bancroft, Esq.
March 7, 2024

no affiliate of the Registrant has offered a class of asset-backed securities involving the same class covered by the Registration Statement.

Names and CIKs of Issuing Entities

Issuing Entity Name[3]	CIK
BBCMS Mortgage Trust 2017-C1	0001696707
BBCMS Mortgage Trust 2018-C2	0001754913
BBCMS Mortgage Trust 2019-C3	0001772527
BBCMS Mortgage Trust 2019-C4	0001780131
BBCMS Mortgage Trust 2019-C5	0001790441
BBCMS Mortgage Trust 2020-C6	0001797679
BBCMS Mortgage Trust 2020-C7	0001812604
BBCMS Mortgage Trust 2020-C8	0001823722
BBCMS Mortgage Trust 2021-C9	0001843823
BBCMS Mortgage Trust 2021-C10	0001864196
BBCMS Mortgage Trust 2021-C11	0001881326
BBCMS Mortgage Trust 2021-C12	0001891818
BBCMS Mortgage Trust 2022-C14	0001901814
BBCMS Mortgage Trust 2022-C15	0001913593
BBCMS Mortgage Trust 2022-C16	0001924780
BBCMS Mortgage Trust 2022-C17	0001937985
BBCMS Mortgage Trust 2022-C18	0001950140
BBCMS Mortgage Trust 2023-C19	0001966434
BBCMS Mortgage Trust 2023-C20	0001981769[4]
BBCMS Mortgage Trust 2023-C21	0001985684
BBCMS Mortgage Trust 2023-C22	0001994342
BBCMS Mortgage Trust 2023-5C23	0001998392
BBCMS Mortgage Trust 2024-C24	0002006370

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

2.	We note counsel's legal opinion, filed as Exhibit 5.1, is limited to the laws of the State of New York and to the federal laws of the United States. Please have counsel revise

3 Securitization trusts for which all public securities have been repaid and reporting obligations have been suspended are excluded.

4 A non-ABS CIK (0001979849) was inadvertently obtained and a report on Form ABS-15G was filed under that CIK. The CIK listed above (0001981769) is the ABS CIK used for all other filings for the BBCMS Mortgage Trust 2023-C20 transaction, and the Registrant has been in contact with EDGAR Filer Support requesting the consolidation of the filings under the ABS CIK.

Rolaine Bancroft, Esq.
March 7, 2024

the legal opinion or provide a separate legal opinion with respect to the laws of the State of Delaware, as counsel must consider the law of the jurisdiction under which each registrant is organized, including the depositor, which is a Delaware corporation, in order to provide the opinions with respect to the certificates. Refer to Sections II.B.1.b., II.B.1.e., and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 ("Legality and Tax Opinions in Registered Offerings").

Item 601(b)(5) of Regulation S-K describes the applicable opinion required as follows: “An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.”

The securities to be issued under the Registration Statement are pass-through trust certificates (“Certificates”) that will be issued by a Trust created under a Pooling and Servicing Agreement to be entered into, at the time a particular series of Certificates is issued, by the Registrant, as depositor, one or more servicers, a trustee and certain other parties. The Trust will be the “issuing entity” within the meaning of Regulation AB for that particular series of Certificates, and the trustee for that particular series of Certificates will execute, authenticate and deliver the Certificates on behalf of the Trust. The authorization for the issuance of the Certificates, the terms and conditions applicable to the Certificates, and the benefits afforded to the holders of the Certificates will all be governed by the terms of the Pooling and Servicing Agreement, which is a New York law governed agreement.

In light of the foregoing, we believe the questions that are required to be addressed by the opinion of counsel required by Item 601(b)(5) of Regulation S-K are (1) whether the Certificates will be legally issued by the Trust, and (2) whether the terms and conditions provided in the Pooling and Servicing Agreement provide that the Certificates will be fully paid and non-assessable, both of which are questions of New York law, notwithstanding that the Registrant, who will be a party to the Pooling and Servicing Agreement as the depositor, is organized in the State of Delaware. Since the Certificates are not issued by the Registrant and are not “obligations of the Registrant”, the law of the jurisdiction of the Registrant’s organization is not implicated by Item 601(b)(5) of Regulation S-K5. Accordingly, we do not believe that an opinion as to Delaware law is applicable in this context, and it is unclear to us what such an opinion would address.

5 We note the Staff’s reference to Sections II.B.1.b., II.B.1.e., and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19. The Registrant believes, however, in the particular context of the Certificates to be issued pursuant to the Registration Statement, references to the “registrant” made in such sections should be read to refer instead to the Trust.

Rolaine Bancroft, Esq.
March 7, 2024

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Robert Kim

Robert Kim

cc: Daniel Vinson

Page 5